

Mail Stop 3233

March 16, 2017

Via E-Mail
Mr. William J. Clifford
Chief Financial Officer
Gaming and Leisure Properties, Inc.
845 Berkshire Blvd., Suite 200
Wyomissing, PA 19610

> **Re: Gaming and Leisure Properties, Inc.**
> **Form 10-Q**
> **Filed on November 9, 2016**
> **File No. 001-36124**

Dear Mr. Clifford:

We have reviewed your January 20, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to prior comment is to the comment in our January 19, 2017 letter.

Form 10-Q filed on November 9, 2016

Item 1 Financial Statements (Unaudited) page 4

Notes to the condensed consolidated financial statements, page 8

5 Acquisitions

1.   We have considered your response to our prior comment and ask that you provide us with the following information:

   - Please provide us with an analysis of whether any contractual provisions in the purchase agreement provided you or your subsidiaries with control over the Meadows prior to the closing date. In your response, please include references to the specific sections of the purchase agreement that were relevant to your analysis.

- Please confirm that you never obtained legal title to any operating assets.

- Please confirm that you took on pricing risk (i.e., you were responsible for negotiating the price with the third party operator independently and were liable for the full $440 million purchase price) and provide any relevant background on the negotiations and the business rationale for taking on that risk..

You may contact Peter McPhun at 202-551-3581 or me at 202-551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Branch Chief
Office of Real Estate and
Commodities